Board of Management



06011793

Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

SUPPL

Amsterdam, 8 March 2006
Re: Change in Management Board

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

vedior
where people matter

Amsterdam, The Netherlands

Change in Management Board

For release at 8.00am on 8 March 2006

In accordance with the rotation schedule established for the Board of Management, Armin Preisig will resign from the Board at the forthcoming Annual General Meeting of shareholders on 28 April 2006. Mr Preisig has decided partly for health reasons and also taking into account personal commitments that he does not wish to seek reappointment and will be leaving the Company by mutual agreement.

Mr Preisig joined Select in 1997 and subsequently joined Vedior's Board of Management in 2001. He has been responsible for overseeing the Group's operations in Central and Southern Europe and Scandinavia, including Germany, Italy, Spain and Switzerland. These responsibilities will be reassigned within the Board and to other senior management. It is not proposed to appoint a replacement to the Board of Management for the time being.

The Board of Management and the Supervisory Board express their thanks to Mr Preisig for his valuable contribution to the growth of the Group and wish him success for the future.

Company Profile

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

For further information, please contact:
Zach Miles, Chief Executive +31 (0)20 573 5609
Jelle Miedema, Company Secretary